On October 15, 2015 an Agreement and Plan of Reorganization (the Agreement) was unanimously approved by the Board of Trustees (the Board) of Rydex ETF Trust (the Trust) providing for the reorganization of the Guggenheim
Russell 1000 Equal Weight ETF (the Acquired Fund) with and into the
Guggenheim S&P 500 Equal Weight ETF (the Surviving Fund), each a separate series of the Trust. The Agreement provides for: (a) the transfer of the assets and stated liabilities of the Acquired Fund in exchange for shares of the Surviving Fund and cash in lieu of fractional shares of the Surviving Fund, and (b) the pro rata distribution of shares of the Surviving Fund and cash in lieu of fractional shares of the Surviving Fund by the Acquired Fund to its shareholders, in complete liquidation of the Acquired Fund (the Reorganization). The decision of the Board to reorganize the Acquired Fund was not subject to shareholder approval.
However, an Information Statement that contained more information about the Reorganization and the Surviving Fund was mailed to Acquired Fund shareholders. The Reorganization was completed prior to the open of business on January 27, 2016.